Exhibit 17.1

January 30, 2013

Via E-mail to dgodwin@continuityx.com
Mr. David Godwin
Chairman of the Board
ContinuityX, Inc.
610 State Route 116
Suite C
Metamora, IL 61548

Re:	ContinuityX, Inc./Resignation from the Board of Directors Our File No.: 7371-004

Dear David:

I viewed it as a great honor to have been appointed to the Board of Directors of ContinuityX, Inc. from its infancy as a public company and which appeared to have a very bright future. However, the past month has been characterized by discord and disagreements which threaten the very survival of ContinuityX. I am aware and have been informed that certain investors vilify you regularly and such investors believe you have little or no role in the future of ContinuityX. We have been told by Brian Wasserman on three or more occasions that unless you accede to his demands, he will resign and go to the SEC with a detailed list of alleged wrongdoings. I have been advised that if these allegations were presented to the SEC, the SEC would launch an investigation quickly. The alleged wrongdoings have not been detailed at a Board meeting and which, if Mr. Wasserman believes them to be true, he has a duty to disclose such details to the Board and perhaps the proper Government authorities. I've also been informed that Mr. Wasserman has threatened to go to the prosecution authorities and the SEC unless he is elevated to CEO, has access to certain facilities, and if he is not granted access to all clients/customers and, particularly, Hutchinson. I've also been advised that this action by Mr. Wasserman would result in the destruction of the company and the likely abandonment of the company by its primary customer, Hutchinson.

I'm not in a position to question the motives of some of the investors or Mr. Wasserman since I lack sufficient information. However, I've not seen nor heard of any particular actions on your part which would justify the hostility by these individuals towards your continued role as

A FULL SERVICE LAW FIRM WITH ATTORNEYS LICENSED IN MISSOURI, CALIFORNIA, AND ILLINOIS.

HELPREY, NEIERS & JONES P.C.

Mr. David Godwin
January 30, 2013

the Chief Executive Officer of the company. I am, of course, aware of your failure to inform the Board and Mr. Wasserman of the AT&T claims, which I thought we all agreed was an error in judgment, but not malevolent.

Hutchinson, from everything I've heard and learned, is critical to the success of ContinuityX based on the current financial situation of ContinuityX. Frankly, I was very concerned when I learned that Mr. Wasserman yesterday in a phone call with a representative of Hutchinson began to question the legitimacy or accuracy of certain e-mails regarding payments from Hutchinson to ContinuityX in mid-January, 2013 when the real issue is not how well Hutchinson is managed or whether those e-mails were genuine. Either motivation does not aid in maintaining a positive relationship with Hutchinson. Given the climate and, undoubtedly, Hutchinson's awareness of tensions within ContinuityX, to accuse Hutchinson of incompetency or suggest that the false e-mails were created to mollify certain parties associated with ContinuityX was entirely inappropriate, not productive, and, intentional or not, has the effect of hurting the relationship with the primary customer of ContinuityX.

Yesterday I was informed that Mr. Wasserman has demanded that he be made CEO; that you would retain your position as Chairman of the Board; and, that he would make all decisions including how to advance the relationship with Hutchinson. I thought it was self-evident that the individual who has the primary relationship with the client is the one who has to have the primary input in how to maintain that relationship, not someone who has no relationship with the client and who demonstrates a certain degree of hostility in questioning of Hutchinson personnel. My understanding is that you are the one who developed the relationship. You nurtured it and have maintained it. Further, I have not been advised of the qualifications of Mr. Wasserman for the main leadership position of a hi-tech company.

Accordingly, I no longer feel comfortable being a Director of ContinuityX, Inc. and hereby submit my immediate resignation. I am sorry this has come to this. I have thought about this now since the first time Mr. Wasserman made his demands and threats. I do believe the Board has a duty to hear, investigate and, perhaps, self report the allegations being made by Mr. Wasserman.

I still believe it is in the best interest of ContinuityX to maintain you as CEO until ContinuityX meets with Hutchinson in Hong Kong on February 18, 2013, the first business day after the Chinese New Year celebrations. I recognize that Mr. Wasserman, (and undoubtedly some investors), has rejected this resolution, even when offered a trip to Hong Kong this next week to meet personally with the Hutchinson financial people. However, the accuracy of all of the reservations and concerns will be determined by the upcoming meeting scheduled with Hutchinson. I do not believe these dramatic changes are necessary prior to this scheduled meeting with Hutchinson.

I suggest this Board of Directors' meeting scheduled for this evening be recorded.

HELPREY, NEIERS & JONES P.C.

Mr. David Godwin
January 30, 2013

I'll do whatever I can to be of assistance, but no longer as a Director of the Board of ContinuityX.

Very truly yours,

HELFREY, NEIERS & JONES, P.C.

/s/ David B. B. Helfrey
David B. B. Helfrey

DBBH/sjr

cc: Via E-mail:
Alan Fraade (apf@mintzfraade.com)
Jerry Sklar (sklar.family@verizon.net)
Jim Tait (iim.tait@alterra-us.com)
Mike Nieberg (mneiberg@natalliance.com)